THOMPSON & KNIGHT LLP
	ATTORNEYS AND COUNSELORS	AUSTIN DALLAS FORT WORTH HOUSTON NEW YORK ----------------------------------------------- ALGIERS LONDON MEXICO CITY MONTERREY PARIS RIO DE JANEIRO
1700 PACIFIC AVENUE * SUITE 3300 DALLAS, TEXAS 75201-4693 (214) 969-1700 FAX (214) 969-1751 www.tklaw.com
DIRECT DIAL: (214) 969-1324
EMAIL: Wesley.Williams@tklaw.com

September 6, 2007
PRIVILEGED AND CONFIDENTIAL

BY EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

     Re:  Carrington Laboratories, Inc. Registration Statement on Form S-1

Ladies and Gentlemen:

     As counsel and on behalf of Carrington Laboratories, Inc. (the "Registrant"), we submit to you for filing under the Securities Act of 1933, as amended, the Registrant's Registration Statement on Form S-1 (the "Registration Statement"). Pursuant to Rule 457 of Regulation C, the filing fee due in connection with this offering is $361.00, which has been transmitted by wire transfer. This fee has been calculated based on the proposed maximum aggregate offering price.

     If any questions should arise in the course of your review of the Registration Statement, please call the undersigned at (214) 969-1324.

Sincerely,

/s/ Wesley P. Williams

Enclosures